SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                     ______________________


                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                           BIG B, INC.
                        (Name of Issuer)


                 Common Stock - $.001 Par Value
                 (Title of Class of Securities)

                             088891
                         (CUSIP Number)

     Richard Cohn, Esq., P.O. Box 55727, Birmingham AL 35255
                         (205) 930-5133
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 31, 1995
     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b) (3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

            (Cover Page continued on separate page.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 088891

1)   Names of Reporting Person:   Vincent J. Bruno

     Social Security Number or I.R.S. Identification Number of
     Reporting Person:
     ###-##-####

2)   Check the Appropriate Row if a Member of a Group:

     (a)
     (b)

3)   SEC Use Only:

4)   Source of Funds:  Not applicable.

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e):

6)   Citizenship or Place of Organization:  United States citizen

Number of           (7)  Sole Voting Power:  522,354 shares
Shares Bene-
ficially            (8)  Shared Voting Power:     606,076 shares
Owned by
Each                (9)  Sole Dispositive Power:  522,354 shares
Reporting
Person With         (10) Shared Dispositive Power: 606,076 shares

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   1,128,430 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares:

13)  Percent of Class Represented by Amount in Row (11):   7.2%

14)  Type of Reporting Person:     IN

Item 1(a)      Title of Class of Securities: Common Stock, $.01
               Par Value
Item 1(b)      Name of Issuer:          Big B, Inc.
Item 1(c)      Address of Issuer's Principal Executive Office:
               2600 Morgan Road, S.E.
               Bessemer, Alabama 35023

Item 2(a)      Name of Person Filing:   Vincent J. Bruno

Item 2(b)      Residence or Business Address:
               2600 Morgan Road, S.E.
               Bessemer, Alabama 35023

Item 2(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Senior Vice President Purchasing and Advertising and Director of Big B, Inc.

Item 2(d) Criminal convictions during last five years. Give dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of case: None

Item 2(e)      Securities violations during last five years:
               None

Item 2(f)      Citizenship:  United States Citizen
Item 3         Not applicable.
Item 4         Not applicable.
Item 5(a)      Ownership:
               Amount Beneficially Owned:    1,128,430 shares
               Percent of Class:        7.2%
Item 5(b) See answers to Cover Page Item Nos. (5), (6), (7) and (8).

Item 5(c) Transactions during past 60 days or since most recent filing on Schedule 13D, whichever is less, by reporting person (including identity of person effecting the transaction, date of transaction, amount of securities involved, price per share and where and how transaction was effected).
               5/4/95 - Sale of 80,00 shares of common Stock owned by Mr. Bruno at $14.00; 5/25/95 - Exercise of 8,000 options paid for with 2,782 shares of currently owned stock in the Company; 12/28/95 - year-end gifts - 15,000 shares

Item 5(d) Names of any other persons having the right to receive or direct receipt of dividends from, or proceeds from the sale of, such securities. If such interest relates to more than five percent of
               the class, identify such person.   None

Item 5(e)      If applicable, state the date on which the
               reporting person ceased to be the beneficial owner
               of more than five percent of the class of
               securities.    Not applicable.

Item 6         Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the
               Issuer.   None

Item 7         Exhibits. None
                           SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                              January 25, 1996
                              (Date)


                              /s/ Vincent J. Bruno
                              (Signature)


                              Vincent J. Bruno,
                              Senior Vice President of
                              Merchandising and Director
                              (Name and Title)



          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and an title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).